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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   (Check One)


           [X] Form 10-K and 10-KSB  [ ] Form 11-K  [ ] Form 20-K

                   [ ] Form 10-Q and 10-QSB [ ] Form N-SAR


For Period Ended:                     DECEMBER 31, 2002

                  (  )  Transition Report on Form 10-K
                  (  )  Transition Report on Form 20-F
                  (  )  Transition Report on Form 11-K
                  (  )  Transition Report on Form 10-Q
                  (  )  Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

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Full Name of Registrant:          DAVEL COMMUNICATIONS, INC.

Former Name if Applicable

                            N/A
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Address of Principal Executive Office (Street and Number)

           1001 Lakeside Avenue
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City, State and Zip Code

          Cleveland, Ohio 44114
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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semiannual report, transition report on Form 10-K, 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly



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         report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Adequate information to make reliable estimates with respect to dial-around compensation only recently became available. The analysis of this information resulted in the recording of a liability to certain long-distant carriers. As a result of the foregoing, certain amendments to the Registrant's credit agreements are required and expected to be completed and executed in the next several days. Such amendments have a material impact on the classification and narrative disclosure regarding the Registrant's debt contained in the subject report. The Registrant did not have adequate time to obtain the amendments and develop the appropriate disclosure required for the subject report without unreasonable effort or expense.



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Part IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:

     Richard P. Kebert                     (216)                 241-2555
     --------------------------         ------------          ----------------
            Name                          Area Code           Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                           [X] Yes          [ ] No




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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                           [X] Yes          [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




        DAVEL COMMUNICATIONS, INC.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 31, 2003             By: /s/Richard P. Kebert
      -----------------                -----------------------------------------
                                      Richard P. Kebert, Chief Financial Officer









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                                   Schedule A



This Schedule A includes this page and a draft of the Registrant's Consolidated Statements of Operations (Unaudited) for the years ended December 31, 2002 and 2001. The following is a narrative of significant changes in the results of operations in 2002 compared to the corresponding period of the preceding year.

The Registrant's 2002 revenues decreased by $13.6 million, or 15.1%, due to a reduction in the average number of pay telephones operated by the Registrant and a $3.8 million fourth quarter reduction in dial-around revenues relating to an industry-wide true-up applicable to amounts received by the Registrant in prior years. These decreases were offset in part by an increase in pay telephones, revenues and related expenses resulting from the acquisition of PhoneTel Technologies, Inc. ("PhoneTel"), whose operating results have been included in the Registrant's consolidated statements of operations since the date of acquisition on July 24, 2002.

The Registrant's 2002 operating expenses decreased by $13.2 million, or 12.4%, due to $7.7 million of regulatory refunds of prior year telephone charges, lower commissions paid to site location owners resulting from lower commission rates and the decrease in payphone revenues, and cost reduction initiatives of the Registrant. Such decreases were offset by $2.9 million of exit and disposal activity costs associated with the relocation of the Registrant's headquarters from Tampa, FL to Cleveland, OH following the acquisition of PhoneTel.

The Registrant had net income of $151.8 million in 2002 compared to a net loss of $43.4 million in 2001 primarily due to a $181.0 million gain resulting from the extinguishment of debt effected by the amendment, restatement and consolidation of the junior credit facilities of PhoneTel and the Registrant immediately prior to the acquisition of PhoneTel. Interest and other expense
(net) decreased by $14.6 million, or 53.3%, due to the reduction in long-term debt and the nonrecognition of interest expense applicable to the Registrant's portion of the combined debt under the accounting rules applicable to troubled debt restructurings.








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                   DAVEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                                  Form 12b- 25
                           Notification of Late Filing

                                   Schedule A


CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In thousands except share and per share amounts)
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
                                                                 YEAR ENDED
                                                                 DECEMBER 31
                                                 -----------------------------------------
                                                       2002                     2001
                                                 ------------------       ----------------
REVENUES
       Coin calls                                    $      56,952          $      61,668
       Non-coin calls                                       20,000                 28,950
                                                 ------------------       ----------------
TOTAL REVENUES                                              76,952                 90,618

OPERATING EXPENSES                                          93,385                106,620
                                                 ------------------       ----------------

OPERATING LOSS                                             (16,433)               (16,002)

       Interest and other expense (net)                    (12,793)               (27,412)
       Gain on debt extinguishment                         180,977                      -
                                                 ------------------       ----------------
NET INCOME (LOSS)                                    $     151,751          $     (43,414)
                                                 ==================       ================

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE                  $0.56                 ($3.89)
                                                 ==================       ================

WEIGHTED AVERAGE SHARES OUTSTANDING                    272,598,189             11,169,485
                                                 ==================       ================
